

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Jay S. Hennick
Chief Executive Officer
FirstService Corporation
1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4

    Re: FirstService Corporation
             Form 40-F for the Fiscal Year Ended December 31, 2010
             File No. 000-24762

Dear Mr. Hennick:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Cicely LaMothe
                  Accounting Branch Chief